

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 7, 2008

Mr. Hans Retterath
Chief Financial Officer
Tournigan Gold Corporation
1200-570 Granville Street
Vancouver, BC Canada V6C 3P1

>   **Re:**   **Tournigan Gold Corporation**
>   **Form 40-F for Fiscal Year Ended September 30, 2007**
>   **Filed January 30, 2008**
>   **File No. 0-50486**

Dear Mr. Retterath:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for Fiscal Year Ended September 30, 2007

Financial Statements

Note 8 – Asset Retirement Obligations and Restricted Deposits, page 19

1.   We note that you have determined your credit-adjusted risk-free rate to be 20% for asset retirement obligation calculations. Please tell us how you determined this rate.

Note 19 – United States Generally Accepted Accounting Principles

a) Interest in exploration properties and deferred exploration costs, page 28

2.   We note your disclosure that indicates exploration and land use costs must be
        expensed as incurred until a commercially mineable deposits are determined to
        exist within a particular property. Please note that under U.S. GAAP, all
        exploration costs including drilling and related costs to upgrade mineral resources
        to reserves regardless of a projects state of development, should be expensed as
        incurred. Please modify your policy accordingly.

3.   We further note your disclosure that indicates, that once in production, any
        subsequent development costs would be treated as production costs charged to
        production. Please clarify this disclosure and tell us why you believe it is
        appropriate under U.S. GAAP.

Engineering Comments

General

4.   We note that your website and some press releases refer to or use the terms
        "measured," "indicated," and "inferred," resources. If you continue to make
        references on your web site or press releases to reserve measures other than those
        recognized by the SEC, accompany such disclosure with the following cautionary
        language, in bold type:

                Cautionary Note to U.S. Investors -The United States Securities and
                Exchange Commission permits U.S. mining companies, in their filings
                with the SEC, to disclose only those mineral deposits that a company can
                economically and legally extract or produce. We use certain terms on this
                website (or press release), such as "measured," "indicated," and "inferred"
                "resources," which the SEC guidelines strictly prohibit U.S. registered
                companies from including in their filings with the SEC. U.S. Investors are
                urged to consider closely the disclosure in our Form 40–F which may be
                secured from us, or from the SEC's website at
                http://www.sec.gov/edgar.shtml.

        Please indicate the location of this disclaimer in your response.

Description of Business, page 5

5.   Please report resources as in- place tonnage and grade. Estimates of contained metal such as total contained pounds or total ounces should not be reported, as these can be easily confused with reserves.

6.   With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all mineral reserve or resource estimates that you disclose under this provision must meet the standards of National Instrument 43-101. Since you disclose that your historical information is not in compliance with NI 43-101, you may need to remove disclosure of the related estimates.

Primary Mineral Properties, page 6

7.   The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Please disclose the metal price, operating costs, and recovery parameters used to determine your cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

8.   We understand that you are presenting your non-reserve information pursuant to the guidance in Instruction 3 to paragraph (b) (5) of Industry Guide 7. Under these circumstances, it is important to clearly distinguish between proven and probable reserves, which have a clearly defined technical, legal, and economic meaning, and non-reserve mineralization. If you choose to present such non-reserve information, please reposition this information to a separately titled section, having disclosure of your measured and indicated mineral resources, apart from your inferred mineral resources, using separate tables and narratives. In presenting this information, resources should only be reported as an "in-place" tonnage and grade, not as units of product, such as ounces of gold or pounds of copper, and not as contained mineral. The relative quality, reliability, and risk associated with your estimates should be addressed sufficiently to distinguish each mineral resource category.

Please include cautionary disclosure, prominently displayed above each table, clarifying that your mineral resources, whether measured and indicated or inferred, while disclosed pursuant to Canadian requirements, are not recognized terms within the definitions prescribed by the SEC, and are not reserves. Please emphasize the uncertainty of whether your measured and indicated mineral resources will ever be converted into reserves, and whether your inferred mineral resources will ever be

upgraded into another category of resources, while specifying the particular aspects of the reserve definitions which have not been satisfied for each category of resources.

You may wish to consider language similar to the following, modified as necessary to reflect your particular circumstances, for disclosure above the Measured and Indicated Mineral Resources table:

> <u>*Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.* This section uses the terms "measured resources" and "indicated resources." We advise U.S. investors that these terms are not recognized by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.</u>

You may also wish to consider language similar to the following, augmented as appropriate, for disclosure above the Inferred Mineral Resources table:

> *Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.* This section uses the term "inferred resources." We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

9.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. If your property is not material, please include a statement to that effect. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief